Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 9991)

ANNOUNCEMENT OF THE SECOND QUARTER 2026 RESULTS

We hereby announce our unaudited financial results for the three months ended June 30, 2026 (“Results”). The Results are available for viewing on the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk and our website at www.baozun.com.

By order of the Board
Baozun Inc.
Vincent Wenbin Qiu
Chairman

Hong Kong, August 27, 2026

As at the date of this announcement, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Dr. Jun Wang and Ms. Bin Yu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.

*	for identification purposes only

Baozun Announces Second Quarter 2026 Unaudited Financial Results

SHANGHAI, China, August 27, 2026 – Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun”, the “Company” or the “Group”), a leading brand e-commerce solution provider and digital commerce enabler in China, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “We delivered another solid second quarter, with total revenue growing 7% year-over-year and earnings quality continuing to improve with record operating profits in recent years for the second quarter, amid soft consumer sentiment. BEC delivered resilient growth while further strengthening efficiency and profitability. BBM sustained strong brand momentum, led by continued strength at GAP. In addition, we are also encouraged by the early results from our technology innovation and AI-powered automation pilots, which we expect to accelerate across the Group to enhance productivity, streamline operations, and drive further efficiency gains. With both divisions performing well and synergies deepening, we are confident in our ability to create a powerful platform for mutual growth and a more profitable operating model.”

Ms. Catherine Zhu, Chief Financial Officer of Baozun Inc., commented, “Our second-quarter results reflect balanced growth across both divisions, with E-Commerce revenue up 5% and Brand Management revenue up 22% year-over-year. Non-GAAP operating income improved to RMB74 million, driven by continued profitability improvement at BEC and a further narrowing of BBM’s operating loss. Blended gross margin for product sales expanded by 499 basis points year-over-year, while inventory days improved to 112 days from 134 days a year ago, demonstrating our ongoing effectiveness and discipline in inventory turnover management. With strong business momentum and healthy operating efficiency, we remain confident in sustaining this trajectory of high-quality and profitable growth.”

Second Quarter 2026 Financial Highlights

•	Total net revenues were RMB2,743.0 million (US$[1]404.3 million), representing an increase of 7.5% compared with RMB2,552.7 million in the same quarter of last year.

•	Income from operations was RMB63.4 million (US$9.3 million), compared with loss from operations of RMB9.4 million in the same quarter of last year. Operating margin was 2.3%, compared with negative 0.4% for the same period of 2025.

•	Non-GAAP income from operations[2] was RMB74.3 million (US$10.9 million), significantly improved compared with RMB6.1 million in the same quarter of last year. Non-GAAP operating margin was 2.7%, compared with 0.2% for the same period of 2025.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.7851 to US$1.00, the noon buying rate in effect on June 30, 2026 as set forth in the H.10 Statistical Release of the Federal Reserve Board

[2]	Non-GAAP income (loss) from operations is a non-GAAP financial measure, which is defined as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, impairment of goodwill and cancellation fees of repurchased ADSs.

•	Adjusted operating profit of E-Commerce[3] was RMB107.1 million (US$15.8 million), compared with RMB41.1 million for the same period of 2025.

•	Adjusted operating loss of Brand Management[3] was RMB33.0 million (US$4.9 million), compared with RMB35.0 million for the same period of 2025.

•	Net income attributable to ordinary shareholders of Baozun was RMB17.0 million (US$2.5 million), compared with net loss attributable to ordinary shareholders of Baozun of RMB34.0 million for the same period of 2025.

•	Non-GAAP net income attributable to ordinary shareholders of Baozun[4] was RMB24.8 million (US$3.7 million), compared with non-GAAP net loss attributable to ordinary shareholders of Baozun of RMB18.0 million for the same period of 2025.

•	Basic and diluted net income attributable to ordinary shareholders of Baozun per American Depositary Share (“ADS[5]”) were both RMB0.29 (US$0.04), compared with basic and diluted net loss attributable to ordinary shareholders of Baozun per American Depositary Share of RMB0.59 for the same period of 2025.

•	Diluted non-GAAP net income attributable to ordinary shareholders of Baozun per ADS[6] was RMB0.42 (US$0.06), compared with diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS RMB0.31 for the same period of 2025.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

Adjusted operating profits (losses) are included in the Segments data of Segment Information.

[3]	The Group operates through two segments: (i) E-Commerce; (ii) Brand Management. For more information, please refer to Supplemental Information.

[4]	Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, impairment of goodwill and investments, other-than-temporary impairment of equity method investments, cancellation fees of repurchased ADSs, fair value gain on derivative liabilities, gain on disposal/acquisition of subsidiaries, and unrealized investment loss (gain).

[5]	Each ADS represents three Class A ordinary shares.

[6]	Diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS are non-GAAP financial measures, which is defined as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating diluted net income (loss) per ordinary share multiplied by three.

Business Highlights

Baozun e-Commerce, or “BEC”

BEC encompasses our China e-commerce businesses, including brand store operations, customer services, and value-added services covering warehousing and fulfillment, IT and digital marketing. During the second quarter of 2026, total revenue from BEC increased by 4.6% year-over-year, mainly driven by resilient growth in service fee model. BEC’s services revenue grew by 10.0% to RMB1,761.8 million, mainly driven by revenue growth in Digital Marketing and IT solutions.

Baozun Brand Management, or “BBM”

BBM provides holistic brand management, encompassing strategic and tactical positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics, and technology enablement. We aim to leverage our portfolio of technologies to build longer and deeper relationships with brands. During the second quarter of 2026, total revenue from BBM increased by 21.9% year-over-year to RMB485.6 million. We have 184 offline stores under our management at the end of the second quarter of 2026.

Second Quarter 2026 Financial Results

Total net revenues were RMB2,743.0 million (US$404.3 million), an increase of 7.5% from RMB2,552.7 million in the same quarter of last year. The increase in total net revenues was driven by revenue growth in both the Company’s BEC and BBM business lines.

Total product sales revenue was RMB1,025.6 million (US$151.1 million), an increase of 3.2% compared with RMB994.1 million in the same quarter of last year, of which,

•	Product sales revenue of E-Commerce was RMB540.8 million (US$79.7 million), a decrease of 9.6% compared with RMB598.6 million in the same quarter of last year. The decrease was primarily attributable to the categories of Home & Furnishing and Cosmetics sectors.

•	Product sales revenue of Brand Management was RMB485.3 million (US$71.5 million), an increase of 22.6% from RMB396.0 million in the same quarter of last year. The increase was primarily driven by higher sales from the Gap brand, as the Company continued to optimize merchandising plans, channels and marketing initiatives.

Services revenue was RMB1,717.4 million (US$253.1 million), an increase of 10.2% from RMB1,558.6 million in the same quarter of last year. The increase was primarily attributable to double-digit revenue growth in digital marketing and IT solutions.

Total operating expenses were RMB2,679.6 million (US$394.9 million), compared with RMB2,562.0 million in the same quarter of last year.

•	Cost of products was RMB682.8 million (US$100.6 million), compared with RMB711.5 million in the same quarter of last year. The decrease was primarily attributable to lower sales volume within the BEC business, combined with cost reductions driven by efficiency-improvement initiatives.

•	Fulfillment expenses were RMB549.5 million (US$81.0 million), compared with RMB606.0 million in the same quarter of last year. The decrease was primarily due to a decline in E-commerce warehouse and logistics revenue, along with the Company’s cost control initiatives and efficiency improvements.

•	Sales and marketing expenses were RMB1,177.2 million (US$173.5 million), compared with RMB937.8 million in the same quarter of last year. The increase was mainly due to higher revenue contributions from digital marketing services for BEC, as well as increased expenses associated with the expansion of offline stores and marketing activities for BBM during the quarter.

•	Technology and content expenses were RMB114.2 million (US$16.8 million), flat with RMB114.7 million in the same quarter of last year.

•	General and administrative expenses were RMB175.1 million (US$25.8 million), compared with RMB224.4 million in the same quarter of last year. The decrease was primarily due to a write-down of account receivable totaling RMB53.3 million in the same quarter of last year.

Income from operations was RMB63.4 million (US$9.3 million), compared with loss from operations of RMB9.4 million in the same quarter of last year. The operating margin was 2.3%, compared with negative 0.4% in the same quarter of last year.

Non-GAAP income from operations was RMB74.3 million (US$10.9 million), compared with RMB6.1 million in the same quarter of last year. Non-GAAP operating margin was 2.7%, compared with 0.2% in the same quarter of last year.

•	Adjusted operating profit of E-Commerce was RMB107.1 million (US$15.8 million), compared with RMB41.1 million in the same quarter of last year.

•	Adjusted operating loss of Brand Management was RMB33.0 million (US$4.9 million), compared with RMB35.0 million in the same quarter of last year.

Unrealized investment loss was RMB0.2 million (US$0.03 million), compared with RMB4.0 million in the same quarter of last year. The unrealized investment loss of this quarter was primarily due to the decrease in the trading price of publicly listed companies we invested in.

Fair value change on financial instruments was a gain of RMB0.9 million (US$0.1 million), compared with RMB4.4 million in the same quarter of last year. The fair value change on financial instruments is mainly comprised of the gain recognized from the financial instruments the Company invested in.

Net income attributable to ordinary shareholders of Baozun was RMB17.0 million (US$2.5 million), compared with net loss attributable to ordinary shareholders of Baozun of RMB34.0 million in the same quarter of last year.

Basic and diluted net income attributable to ordinary shareholders of Baozun per ADS were both RMB0.29 (US$0.04), compared with basic and diluted net loss attributable to ordinary shareholders of Baozun per ADS RMB0.59 for the same period of 2025.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB24.8 million (US$3.7 million), compared with non-GAAP net loss attributable to ordinary shareholders of Baozun Inc. of RMB18.0 million for the same period of 2025.

Diluted non-GAAP net income attributable to ordinary shareholders of Baozun per ADS was RMB0.42 (US$0.06), compared with diluted non-GAAP net loss attributable to ordinary shareholders of Baozun per ADS of RMB0.31 for the same period of 2025.

Segment Information

(a)	Description of segments

The Group has two operating segments, which are (i) E-Commerce and (ii) Brand Management.

The following summary describes the operations in each of the Group’s operating segment:

(i)	E-Commerce focuses on Baozun e-commerce service business and comprises two business lines, BEC (Baozun E-Commerce) and BZI (Baozun International).

•	BEC includes our Chinese mainland e-commerce businesses, such as brands’ store operations, customer services and value-added services in logistics and supply chain management, IT and digital marketing.

•	BZI includes our e-commerce businesses outside of Chinese Mainland, including locations such as Hong Kong SAR, Macau SAR, Taiwan Region and South East Asia.

(ii)	Brand Management engages in holistic brand management, encompassing strategic and tactical positioning, branding and marketing, retail and e-commerce operations, supply chain and logistics and technology enablement to leverage our portfolio of technologies to build into longer and deeper relationships with brands. The primary brand under the Company’s brand management is Gap in Greater China.

(b)	Segments data

The table below provides a summary of the Group’s reportable segment results for the three months ended June 30, 2025 and 2026:

	For the three months ended June 30,
	2025	2026
	RMB	RMB
Net revenues:
E-Commerce	2,200,182	2,302,670
Brand Management	398,342	485,592
Inter-segment eliminations *	(45,863)	(45,289)

Total consolidated net revenues	2,552,661	2,742,973

Adjusted Operating Profits (Losses) **:
E-Commerce	41,149	107,052
Brand Management	(34,996)	(33,001)
Inter-segment eliminations *	(18)	209

Total Adjusted Operating Profits	6,135	74,260

Unallocated expenses:
Share-based compensation expenses	(7,612)	(3,988)
Amortization of intangible assets resulting from business acquisition	(7,901)	(6,856)
Total other (expenses) income, net	(929)	5,041

(Loss) income before income tax and share of income in equity method investment	(10,307)	68,457

*	The inter-segment eliminations mainly consist of revenues from services provided by E-Commerce to Brand Management.

**	Adjusted Operating (Losses) Profits represent segment (losses) profits, which is (loss) income from operations from each segment without allocating share-based compensation expenses and amortization of intangible assets resulting from business acquisition, cancellation fees of repurchased ADSs and impairment of goodwill.

Business Outlook

As the Company continues to leverage technological innovation and AI-powered infrastructure to enhance productivity, it has revised its 2028 annual Non-GAAP income from operations target upward to at least RMB700 million, from RMB550 million. The Company expects to achieve this target primarily through margin expansion in BEC, driven by efficiency and business quality improvements, scale and operating leverage in BBM, and deeper strategic synergies between BEC and BBM. This target is based on the Company’s current expectations, assumptions and business outlook and is subject to significant risks and uncertainties that could cause actual results to differ materially.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 a.m. Eastern Time on Thursday, August 27, 2026 (7:30 p.m. Beijing time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-317-6003
Hong Kong:	800-963-976
Singapore:	65-3158-8715
Mainland China:	4001-206-115
International:	1-412-317-6061
Passcode:	5702943

A replay of the conference call may be accessible through September 3, 2026 by dialing the following numbers:

United States:	1-855-669-9658
International:	1-412-317-0088
Replay Access Code:	3425144

A live webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com. An archived webcast will be available through the same link following the call.

Use of Non-GAAP Financial Measures

The Company also uses certain non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, impairment of goodwill and cancelation fees of repurchased. The Company defines non-GAAP net income (loss) as net (loss) income excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, impairment of goodwill and investments, other-than-temporary impairment of equity method investments, cancellation fees of repurchased ADSs, fair value gain on derivative liabilities, loss (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss (gain). The Company defines non-GAAP net income (loss) attributable to ordinary shareholders of Baozun as net income (loss) attributable to ordinary shareholders of Baozun excluding the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition, impairment of goodwill and investments, other-than-temporary impairment of equity method investments, cancellation fees of repurchased ADSs, fair value gain on derivative liabilities, loss (gain) on disposal/acquisition of subsidiaries, and unrealized investment loss (gain). The Company defines diluted non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS as non-GAAP net income (loss) attributable to ordinary shareholders of Baozun divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income (loss) from operations, non-GAAP net income (loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun, and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, potentially limiting the comparability of their financial results to the Company’s. In light of the foregoing limitations, the non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun per ADS for the period should not be considered in isolation from or as an alternative to income (loss) from operations, operating margin, net income (loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun and net income (loss) attributable to ordinary shareholders of Baozun per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “looking forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, business trends, growth strategies, operating efficiencies, margin expansion, store openings, brand performance, technology and automation initiatives, and outlook for future periods are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Baozun and the industries in which it operates. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to risks and uncertainties relating to macroeconomic and consumer spending conditions, Baozun’s ability to grow and manage its e-commerce and brand management businesses, demand for its brand partners’ and managed brands’ products, competition, its ability to improve operating efficiency and profitability, its ability to manage inventory and working capital, the pace and effectiveness of its technology and automation initiatives, store expansion and offline retail execution, relationships with brand partners and other third parties, as well as Baozun’s filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this announcement is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date they are made.

About Baozun Inc.

Founded in 2007, Baozun Inc. is a leader in brand e-commerce service, brand management, and digital commerce service. Baozun Inc. comprises three major business lines – Baozun e-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI) and is committed to accelerating high-quality and sustainable growth. Driven by the principle that “Technology Empowers the Future Success”, Baozun’s business lines are devoted to empowering their clients’ business and navigating their new phase of development.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	907,335	1,193,587	175,913
Restricted cash	140,959	90,831	13,387
Short-term investments (including RMB40,000 and RMB10,000 of the investments measured at fair value as of December 31, 2025 and June 30, 2026)	1,747,032	1,615,332	238,070
Accounts receivable, net	2,173,163	2,114,172	311,590
Inventories	879,421	816,620	120,355
Advances to suppliers	366,671	299,629	44,160
Derivative financial assets	6,342	–	–
Prepayments and other current assets	575,984	618,658	91,179
Amounts due from related parties	6,235	3,170	467

Total current assets	6,803,142	6,751,999	995,121

Non-current assets
Long-term debt investments (including RMB144,873 and RMB141,094 of the investments measured at fair value of December 31, 2025 and June 30, 2026)	232,213	228,375	33,658
Long – term equity investments	256,406	243,269	35,853
Property and equipment, net	758,703	735,606	108,415
Intangible assets, net	322,924	309,862	45,668
Land use right, net	36,413	42,984	6,335
Operating lease right-of-use assets	651,660	579,384	85,391
Goodwill	274,326	274,326	40,431
Other non-current assets	71,075	127,123	18,736
Deferred tax assets	284,254	278,109	40,988

Total non-current assets	2,887,974	2,819,038	415,475

Total assets	9,691,116	9,571,037	1,410,596

	As of
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	1,207,773	1,238,975	182,602
Accounts payable	466,081	453,427	66,827
Notes payable	335,171	235,386	34,692
Income tax payables	35,506	41,800	6,161
Accrued expenses and other current liabilities	1,359,389	1,363,441	200,946
Amounts due to related parties	1,532	1,343	198
Current operating lease liabilities	239,712	220,180	32,451

Total current liabilities	3,645,164	3,554,552	523,877

Non-current liabilities
Deferred tax liabilities	22,981	19,759	2,912
Long-term operating lease liabilities	489,598	427,260	62,970
Other non-current liabilities	41,781	54,404	8,018

Total non-current liabilities	554,360	501,423	73,900

Total liabilities	4,199,524	4,055,975	597,777

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31,	June 30,	June 30,
	2025	2026	2026
	RMB	RMB	US$
Redeemable non-controlling interests	57,619	61,831	9,113

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 174,284,503 and 174,284,503 shares issued, and 161,015,878 and 161,122,226 shares outstanding, as of December 31, 2025, and June 30, 2026, respectively)	93	93	14
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2025 and June 30, 2026)	8	8	1
Additional paid-in capital	4,639,555	4,647,628	684,976
Treasury shares (13,268,625 and 13,162,277 shares as of December 31, 2025 and June 30, 2026, respectively)	(90,643)	(89,917)	(13,252)
Accumulated deficit	(933,885)	(924,324)	(136,230)
Accumulated other comprehensive income	27,491	4,563	673

Total Baozun Inc. shareholders’ equity	3,642,619	3,638,051	536,182

Non-controlling interests	1,791,354	1,815,180	267,524

Total Shareholders’ equity	5,433,973	5,453,231	803,706

Total liabilities, redeemable non-controlling interests and shareholders’ equity	9,691,116	9,571,037	1,410,596

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE

INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended June 30,
	2025	2026
	RMB	RMB	US$
Net revenues
Product sales(1)	994,094	1,025,564	151,149
Services	1,558,567	1,717,409	253,115

Total net revenues	2,552,661	2,742,973	404,264

Operating expenses(2)
Cost of products	(711,500)	(682,815)	(100,634)
Fulfillment(3)	(605,957)	(549,462)	(80,981)
Sales and marketing(3)	(937,846)	(1,177,192)	(173,497)
Technology and content(3)	(114,655)	(114,166)	(16,826)
General and administrative(3)	(224,377)	(175,060)	(25,801)
Other operating income, net	32,296	19,138	2,821

Total operating expenses	(2,562,039)	(2,679,557)	(394,918)

(Loss) income from operations	(9,378)	63,416	9,346
Other income (expenses)
Interest income	10,895	13,192	1,944
Interest expense	(11,781)	(8,955)	(1,320)
Unrealized investment loss	(4,036)	(188)	(29)
Exchange (loss) gain	(454)	110	16
Fair value change on financial instruments	4,447	882	130

(Loss) income before income tax and share of income in equity method investment	(10,307)	68,457	10,087
Income tax expense(4)	(13,359)	(25,697)	(3,787)
Share of income in equity method investment, net of tax of nil	3,212	1,031	152

Net (loss) income	(20,454)	43,791	6,452
Net loss (income) attributable to noncontrolling interests	1,172	(21,083)	(3,107)
Net income attributable to redeemable noncontrolling interests	(14,676)	(5,688)	(838)

Net (loss) income attributable to ordinary shareholders of Baozun Inc.	(33,958)	17,020	2,507

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	For the three months ended June 30,
	2025	2026
	RMB	RMB	US$
Net (loss) income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	(0.20)	0.10	0.01
Diluted	(0.20)	0.10	0.01
Net (loss) income per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	(0.59)	0.29	0.04
Diluted	(0.59)	0.29	0.04
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	173,318,225	174,396,269	174,396,269
Diluted	173,318,225	176,785,143	176,785,143
Net (loss) income	(20,454)	43,791	6,452
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(14,378)	(11,037)	(1,627)

Comprehensive (loss) income	(34,832)	32,754	4,825

(1)	These amounts include product sales from E-Commerce and Brand Management of RMB540.8 million and RMB485.3 million for the three months period ended June 30, 2026, respectively, compared with product sales from E-Commerce of RMB598.6 million and Brand Management of RMB396.0 million for the three months period ended June 30, 2025.

(2)	Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended June 30,
	2025	2026
	RMB	RMB	US$
Fulfillment	226	688	101
Sales and marketing	512	755	111
Technology and content	371	140	21
General and administrative	6,503	2,405	354

	7,612	3,988	587

(3)	These amounts include amortization of intangible assets resulting from business acquisition, which amounted to RMB7.9 million and RMB6.9 million for the three months period ended June 30, 2025 and 2026, respectively.

(4)	These amounts include income tax benefits of RMB1.8 million and RMB1.5 million related to the reversal of deferred tax liabilities recognized on business acquisition, for the three months period ended June 30, 2025 and 2026, respectively.

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Baozun Inc.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(in thousands, except for share and per ADS data)

	For the three months ended June 30,
	2025	2026
	RMB	RMB	US$
(Loss) income from operations	(9,378)	63,416	9,346
Add: Share-based compensation expenses	7,612	3,988	587
Amortization of intangible assets resulting from business acquisition	7,901	6,856	1,010

Non-GAAP income from operations	6,135	74,260	10,943

Net (loss) income	(20,454)	43,791	6,452
Add: Share-based compensation expenses	7,612	3,988	587
Amortization of intangible assets resulting from business acquisition	7,901	6,856	1,010
Unrealized investment loss	4,036	188	29
Less: Tax effect of amortization of intangible assets resulting from business acquisition(1)	(1,802)	(1,541)	(227)

Non-GAAP net (loss) income	(2,707)	53,282	7,851
Net (loss) income attributable to ordinary shareholders of Baozun Inc.	(33,958)	17,020	2,507
Add: Share-based compensation expenses	7,612	3,988	587
Amortization of intangible assets resulting from business acquisition	5,528	4,534	668
Unrealized investment loss	4,036	188	29
Less: Tax effect of amortization of intangible assets resulting from business acquisition (1)	(1,209)	(961)	(142)

Non-GAAP net (loss) income attributable to ordinary shareholders of Baozun Inc.	(17,991)	24,769	3,649

Diluted non-GAAP net (loss) income attributable to ordinary shareholders of Baozun Inc. per ADS:	(0.31)	0.42	0.06
Weighted average shares used in calculating diluted net (loss) income per ordinary share	173,318,225	176,785,143	176,785,143

(1)	The Company evaluated the non-GAAP adjustments items and concluded that these items have immaterial income tax effects except for amortization of intangible assets resulting from business acquisition.

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